BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      January 31, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on January 31, 2003.

4.  Summary of Material Change

Silver Standard Resources Inc. announces a grant of incentive stock options to eight directors and officers for a total of 280,000 common shares. The stock options are effective January 31, 2003 and exercisable on payment to the company of $9.10 (approximately US$6.00) per common share for a period of five years expiring January 31, 2008. The exercise price is set at a premium to the close of Silver Standard’s shares on January 31, 2003 and the grant of options is subject to the approval of the TSX Venture Exchange.

5.  Full Description of Material Changes

      See attached news release 03-02.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 3rd day of February, 2003

"Linda J. Sue"
_________________________________
Linda J. Sue, Corporate Secretary

January 31, 2003	Trading Symbols:
News Release 03-02	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER SILVER STANDARD GRANTS STOCK OPTIONS

Vancouver, B.C. – Silver Standard Resources Inc. announces a grant of incentive stock options to eight directors and officers for a total of 280,000 common shares. The stock options are effective January 31, 2003 and exercisable on payment to the company of $9.10 (approximately US$6.00) per common share for a period of five years expiring January 31, 2008. The exercise price is set at a premium to the close of Silver Standard’s shares on January 31, 2003 and the grant of options is subject to the approval of the TSX Venture Exchange.

Silver Standard is a significant silver resource company with advanced projects located in Argentina, Australia, Chile, Mexico, the United States and Canada. Between July 1, 2001 and December 31, 2002, Silver Standard more than doubled its resource base and quadrupled its market capitalization while increasing leverage to silver on a per-share basis. The company’s measured and indicated silver resources currently total 257 million ounces plus inferred resources of an additional 371 million ounces. The company’s projects also host measured and indicated gold resources of 1.1 million ounces plus inferred gold resources of a further 1.1 million ounces.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.